June 7, 2019

Sally Rau
General Counsel
Cambium Networks Corporation
3800 Golf Road, Suite 360
Rolling Meadows, IL 60008

       Re: Cambium Networks Corporation
           Registration Statement on Form S-1
           Submitted May 29, 2019
           File No. 333-231789

Dear Ms. Rau:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 29, 2019

Risk Factors
We generate a significant amount of revenues from sales outside of the United States, page 24

1. Please quantify the impact of increased tariffs relating to goods from China on your financial results.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
S. Littlepage, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 or Celeste
Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.
 Sally Rau
Cambium Networks Corporation
June 7, 2019
Page 2
                                            Sincerely,
FirstName LastNameSally Rau
                                            Division of Corporation Finance
Comapany NameCambium Networks Corporation
                                            Office of Telecommunications
June 7, 2019 Page 2
cc:       Martin A. Wellington, Esq.
FirstName LastName